EXHIBIT 99.1

Addex Reports Full Year 2025 Financial Results and Provides Corporate Update

  GABAB PAM chronic cough candidate continued towards clinic after demonstrating robust anti-tussive activity in multiple disease models
  Continued to reposition dipraglurant mGlu5 NAM for brain injury recovery
  Entered option and collaboration agreement with Sinntaxis for exclusive license to intellectual property covering the use of mGlu5 NAM in brain injury recovery
  Regained rights to phase 2 mGlu2 PAM asset, ADX71149
  Partner, Indivior advanced GABAB PAM substance use disorders program successfully through IND enabling studies
  Strategic investment in Stalicla SA, confirming commitment to advancing innovative treatments for neurological disorders
  Cash position of CHF 1.6 million at December 31, 2025

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, April 30, 2026 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today reported its full-year 2025 financial results for the period ended December 31, 2025, and provided a corporate update.

“We have delivered robust and sustained progress throughout 2025, successfully meeting our key objectives across both drug development and strategic business initiatives. Our GABAB PAM program in chronic cough has advanced on track, supported by positive data from multiple preclinical disease models. Regaining rights to our mGlu2 PAM asset, ADX71149, together with dipraglurant, means we have two Phase 2 clinical assets ready for further development,” said Tim Dyer, CEO of Addex. “On the business front, supporting dipraglurant’s clinical potential in brain injury recovery, we signed an option agreement with Sinntaxis to access additional intellectual property. Our partner, Indivior, progressed its GABAB PAM candidate through IND-enabling studies, further validating the allosteric modulator approach. We also reinforced our commitment to innovation in neurological disorders through our investment in Stalicla, building on the momentum of the Neurosterix spin-out. Collectively, these achievements reflect our disciplined execution and focused delivery throughout the year.”

Operating Highlights:

  Continued advancing GABAB PAM chronic cough candidate through preclinical development
  Advanced the preparation of dipraglurant for clinical studies in post-stroke recovery
  Completed evaluation of the future development of our mGlu2PAM program

Key 2025 Financial Data

CHF’ thousands	2025	2024	Change
Income	173	410	(237)
R&D expenses	(672)	(854)	182
G&A expenses	(2,316)	(2,311)	(5)
Total operating loss	(2,815)	(2,755)	(60)
Finance result, net	(16)	23	(39)
Share of net loss of associates	(4,012)	(2,177)	(1,835)
Net loss from continuing operations	(6,843)	(4,909)	(1,934)
Net profit / (loss) from discontinued operations	114	11,965	(11,851)
Net profit / (loss) for the period	(6,729)	7,056	(13,785)
Basic and diluted profit / (loss) per share for profit / (loss) attributable to the ordinary equity holders of the Company	(0.06)	0.07	(0.13)
Net decrease in cash and cash equivalents	(1,703)	(523)	(1,180)
Cash and cash equivalents	1,639	3,342	(1,703)
Shareholders’ equity	4,767	9,677	(4,910)

Financial Summary:

Income from continuing operations decreased to CHF 0.2 million in 2025 compared to CHF 0.4 million in 2024 primarily due to the completion of the research phase of our collaboration with Indivior on June 30, 2024, which was partially offset by the fair value of the services received by Neurosterix at zero cost.

Research and development expenses, relating to continuing activities, decreased by CHF 0.2 million in 2025 compared to 2024, primarily due to lower GABAB PAM outsourced R&D expenses, as we completed our research agreement with Indivior on June 30, 2024.
General and administrative costs, relating to continuing activities, driven by the evolution of professional fees remained stable at CHF 2.3 million in 2024 and 2025.
Finance result, net primarily relates to currency exchange differences.
We received an equity interest of 20% in Neurosterix US Holdings LLC as part of the Neurosterix transaction executed on April 2, 2024, which has been accounted for as an investment using the equity method. The share of the net loss for the twelve-month period ended December 31, 2025, amounted to CHF 4.0 million (CHF 2.2 million in 2024).

The net profit from discontinued operations primarily relates to the consideration received from the sale of a part of our business to Neurosterix on April 2, 2024, partially offset by the operating costs of the discontinued activities incurred until April 2, 2024.

The total net loss amounted to CHF 6.7 million in 2025 compared to a net profit of CHF 7.1 million in 2024. The decrease of CHF 13.8 million is primarily due to the consideration received in 2024 for the sale of a part of our business to Neurosterix. Basic and diluted loss per share amounted to CHF 0.06 in 2025 compared to a basic and diluted profit per share of CHF 0.07 in 2024.

During the twelve-month period ended December 31, 2025, the cash and cash equivalents decreased by CHF 1.7 million primarily due to the cash used in operating and investing activities for a combined amount of CHF 2.9 million partially offset by the sale of treasury shares for a total amount of CHF 1.3 million.

2025 Consolidated Financial Statements:
The full-year 2025 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:
A conference call will be held today, April 30, 2026, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Mikhail Kalinichev, Head of Translational Science, will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

  Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

  In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Webcast registration URL:
https://edge.media-server.com/mmc/p/g7c769im
Conference call registration URL:
https://register-conf.media-server.com/register/BIf9f1027143f4401fa8a42e1ba3cb4893

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex’s lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex’s partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.